UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Videocon d2h to Report Q3FY18 Results on February 12, 2018

Mumbai, February 8, 2018 – Videocon d2h Limited (NASDAQ: VDTH) (“Videocon d2h” or the “Company”) will report its results for the quarter ended December 31, 2018 on Monday, February 12, 2018 before US markets open. Videocon d2h will file its results with the SEC on form 6-K, which, along with an updated corporate presentation, will be available on the company’s website – ir.videocond2h.com – and at www.sec.gov.

There will be no conference call following the results announcement.

Note to Editors: About Videocon d2h

Videocon d2h is India’s fast growing DTH service provider, which offers over 650 channels & services, which includes 61 Asli “HD” channels & services. Videocon d2h recently launched the HD Smart Connect Set Top Box (Connected Set Top Box), which converts an existing normal TV into a Smart TV. The Connected Set Top Box allows one to browse content from Facebook, Twitter, Daily Motion, video on demand sites, news sites, weather sites, etc. through applications residing on the Set Top Box. Powered by the MPEG-4 and DVB-S2 technology, Videocon d2h offers services such as 12 PIP Mosaic, d2h Cinema & Active Music. It offers High Definition channels in 1080p, HDD Sound and 16:9 aspect ratios. Videocon d2h has over 300 own service centres spread across 7,500 top towns in India.

Forward-looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Investor relations contact:

Nupur Agarwal

Head, Investor Relations

nupur.agarwal@d2h.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2018

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman